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                           March 24, 2022

       William Restrepo
       Chief Financial Officer
       Nabors Industries, Ltd.
       Crown House Second Floor
       4 Par-la-Ville Road
       Hamilton, HM08
       Bermuda

                                                        Re: Nabors Industries,
Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 8-K filed
February 8, 2022
                                                            File No. 001-32657

       Dear Mr. Restrepo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed February 8, 2022

       Exhibit 99.1
       Segment Reporting, page 3

   1. We note the presentation of Adjusted EBITDA and Adjusted operating income (loss) for each of your reportable
segments. Please revise your disclosure as it appears Adjusted
                                                        EBITDA by segment
should be reconciled to Adjusted operating income (loss) by
                                                        segment as it is the
measure used by management to evaluate segment performance.
                                                        Refer to Item
10(e)(1)(i)(B) of Regulation S-K.
   2. Tell us whether Daily Rig Margin is a non-GAAP measure for which disclosure pursuant to Item 10(e) of
Regulation S-K should be provided. In addition, revise to explain how
                                                        Daily Rig Revenue is
calculated.
 William Restrepo
Nabors Industries, Ltd.
March 24, 2022
Page 2
Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations
Before Income Taxes, page 5

3. Please revise to reconcile the non-GAAP measures Adjusted EBITDA and Adjusted operating income (loss) in a manner that gives prominence to the most directly comparable GAAP-basis measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP
         Financial Measures.
Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

4. Please revise the title used for the non-GAAP measure Free cash flow as it is not calculated in the typical manner. Also, your statement that Free cash flow is an indicator of your ability to generate cash flow after required spending to maintain or expand your asset base does not appear to be appropriate. Refer to question of the
102.07 of the
         Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.
Exhibit 99.2, page 1

5. We note the presentation of certain measures in your earnings presentation such as, but not limited to, Combined Drilling and Solutions daily margin and Combined gross margin on page 5 and Annual EBITDA per rig for SANAD on page 10. Please tell us whether these are non-GAAP measures and how you considered the disclosure requirements per
         Item 10(e) of Regulation S-K and Regulation G for the non-GAAP measures not identified in the Appendix. In addition, tell us how the measure of gross margin shown on page 3 of your earnings presentation is calculated.
6.       Consider the above comments as they relate to the Appendix section
(e.g., the
         reconciliations of Adjusted EBITDA and Adjusted Operating Income
(loss)).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 with any questions.



FirstName LastNameWilliam Restrepo                            Sincerely,
Comapany NameNabors Industries, Ltd.
                                                              Division of
Corporation Finance
March 24, 2022 Page 2                                         Office of Energy
& Transportation
FirstName LastName